SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 1 to Schedule 13D)

Under the Securities Exchange Act of 1934

SUMMIT BROKERAGE SERVICES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86601N-10-1

(CUSIP Number)

Copy To:
Marshall T. Leeds 980 North Federal Highway Suite 310 Boca Raton, Florida 33432 (561) 338-2860	W. Randy Eaddy Kilpatrick Stockton LLP 1100 Peachtree Street Atlanta, GA 30309 (404) 815-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2002

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box              ☐

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 86601N-10-1
1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER Marshall T. Leeds N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OR ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,241,595 (See Notes 1 and 2)
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 5,000,000 (See Note 1)
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 (See Notes 1 and 3)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.59 (See Note 3)
14.	TYPE OF REPORTING PERSON* IN

(1)  Does not include currently exercisable options granted to Mr. Leeds as of March 22, 2002 to purchase up to 7,000,000 shares.

(2)  Includes 3,241,595 currently outstanding shares owned by another affiliate of the Issuer with respect to which Mr. Leeds has voting power.

(3)  If the 3,241,595 currently outstanding shares with respect to which Mr. Leeds has voting power referred to in Note 2 are included and the options to purchase 7,000,000 shares referred to in Note 1 are exercised, then the aggregate amount beneficially owned by Mr. Leeds would be 15,241,595, and the percentages of the class would be 85.04% (percentage of outstanding shares with power to vote), 71.89% (percentage of new outstanding share total that would be owned if all options were exercised by Leeds), and 91.32% (percentage of new outstanding share total with power to vote if all options were exercised by Leeds).

Amendment No. 1 to Schedule 13D

           This Amendment No. 1 to Schedule 13D amends the statement on Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission on March 22, 2002 with respect to the Common Stock (the “Common Stock”) of Summit Brokerage Services, Inc. (the “Company” or the “Issuer”).

Item 2.                      Identity and Background

                                  (c)        On May 22, 2002, Mr. Leeds was elected the Chairman of the Board and Chief Executive Officer of the Company.  The principal business address of the Company is 25 Fifth Avenue, Indialantic, Florida 32903.

Item 5.                      Interest in Securities of the Issuer

                                  (a)        Mr. Leeds purchased on May 22, 2002, an aggregate of 5,000,000 shares of Common Stock (the “Shares”).  The acquisition of the Shares resulted in Mr. Leeds owning approximately 51.59% of the outstanding Common Stock.  Mr. Leeds also holds a currently exercisable option to purchase 7,000,000 shares of Common Stock for an exercise price of $.25 per share.  The exercise of the option would result in Mr. Leeds owning approximately 71.89% of the resulting outstanding Common Stock.  The option is evidenced by an Option Agreement dated as of March 22, 2002, and extends to December 31, 2007 unless earlier terminated by certain terminations of Mr. Leeds’ employment with the Company.

                                   (b)        Mr. Leeds has the power to direct the vote of an aggregate of 8,241,595 of the outstanding shares of Common Stock, or approximately 85.04%, which amount consists of 5,000,000 shares of Common Stock owned by Mr. Leeds, and 3,241,595 shares of Common Stock owned by Mr. Parker with respect to which Mr. Leeds has the power to vote pursuant to the Voting Agreement described in Item 8.

                                   Mr. Leeds currently has the sole power to dispose, or to direct the disposition of, 5,000,000 shares of Common Stock.

                                   (c)        The currently exercisable option to purchase up to 7,000,000 shares of Common Stock referred to in part (a) above was granted in connection with Mr. Leeds' commencement of services to the Issuer on March 22, 2002, as Director of Recruiting and advisor on select strategic matters pending the closing of the contemplated purchase of the Shares.

Item 6.                      Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                                   On May 22, 2002, the parties consummated the transactions contemplated in the Stock Purchase Agreement described in this Scheduled 13D as previously filed (the “Purchase Agreement”), which included the purchase by Mr. Leeds of the Shares as well as the execution and delivery of a Shareholders’ Voting Agreement and Irrevocable Proxy (the “Voting Agreement”) whereby Richard Parker, the current President and Chief Operating Officer of the Company, and his spouse granted Mr. Leeds voting control with respect to 3,241,595 shares of Common Stock, consisting of 2,743,920 shares owned individually by Mr. Parker and 497,675 shares owned jointly by Mr. Parker and his spouse.  The Voting Agreement also granted Mr. Leeds voting control with respect to 1,049,170 shares issuable upon the exercise of immediately exercisable options held by Mr. Parker.  The Voting Agreement is terminable on the earlier of (a) May 22, 2007, (b) the date Mr. Leeds is no longer an executive officer or director of the Company or (c) the occurrence of certain change of control events.

Item 7.                      Material to be Filed as Exhibits

Exhibit 5	Stock Option Agreement dated March 22, 2002 between Mr. Leeds and the Company.
Exhibit 6	Shareholders’ Voting Agreement and Irrevocable Proxy dated May 22, 2002, among Mr. Leeds, Mr. Parker and Mr. Parker’s spouse.

SIGNATURE

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 22nd day of May 2002.

                                                                                                                         /s/ Marshall T. Leeds
                                                                                                                    Marshall T. Leeds